HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. PMB 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

May 3, 2007

Ms. Elaine Wolff, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C., 20549

Re:

Wes Consulting, Inc.

First Amendment to Registration Statement on Form SB-2

File No. 333-141022

Filed: May 3, 2007

Dear Ms. Wolff:

The response below contains Wes Consulting, Inc.’s (the Company’s) response to the SEC’s Comment Letter dated March 30, 2007. On behalf of the Company, I am transmitting to the SEC via EDGAR the Company’s First Amendment to Registration Statement on Form SB-2.

General

1.

We do not intend to include any graphics, maps, photographs, or other artwork, including logos, in the prospectus.

Prospectus Summary , page 1

2.

We revised the Prospectus Summary to include a brief discussion of the property management business and the intention to discontinue this aspect of the business as the business plan is implemented.

3.

We added disclosure regarding our competitive weaknesses, risks, and lack of funding as requested.

4.

We added disclosure regarding the status of our implementation of our business plan as requested.

Risk Factors, page 3

5.

Revised as requested.

6.

Added a new Risk Factor  (3), to address currency risks as requested.

Risks Associated with the Company, page 3

Although our officers and directors have agreed . . . , page 3

Ms. Elaine Wolff

Re:  Wes Consulting, Inc.

May 3, 2007

7.

We removed reference to potential loans by our officers and directors.

Our competitors have greater financial, marketing and distribution resources . . . , page 4

8.

Disclosure was expanded as requested

9.

Revised to reconcile the conflicting statements.

There are relationships within the commercial printing industry . . . , page 4

10.

Revised as requested.

Small public companies are inherently risky . . . , page 4

11.

Disclosure was expanded as requested

Risks Associated with this Offering, page 5

There is no public market for our shares . . . , page 5

12.

Disclosure was clarified as requested

13.

Disclosure was revised as requested

There has been no independent valuation of the stock. . . , page 6

14.

The disclosure regarding valuation of the stock was revised as requested.

Selling Security Holders, page 8

15.

Disclosure was clarified as requested

16.

Disclosure was expanded to discuss how the selling security holders acquired their shares as requested.

Security Ownership of Certain Beneficial Owners and Management, page 13

17.

Disclosure was updated as requested.

Organization within Last Five Years, page 15

18.

Disclosure was added as requested.

Description of Business, page 15

19.

Disclosure was added as requested.

20.

Disclosure was expanded as requested.

21.

Disclosure was expanded as requested.

Ms. Elaine Wolff

Re:  Wes Consulting, Inc.

May 3, 2007

22.

Clarified that Mr. Snell is no longer accepting pay or other stock benefits.

Management’s Discussion and Analysis of Financial Condition, page 19

23.

Clarified that the Company currently has two revenue streams and disclosed that the revenue related to property management is derived from a Trust, the Trustee of which is the mother of a key shareholder.

24.

Revised the disclosure as requested.

Results of Operations for the Year Ended December 31, 2005

25.

Disclosure was regarding the distributions was added as requested

Liquidity & Capital Resources, page 20

26.

Disclosure expanded as requested

27.

Disclosure revised as requested.

28.

Disclosure revised as requested.

Executive Compensation

29.

Revised as requested

Financial Statements

Statement of Operations, page F-4

30.

Revised as requested

Statement of Changes in Stockholder’s Equity, page F-5

31.

 Note G was added to address the source of the contribution.

Statement of Cash Flows, page F-6

32.

Revised as requested

33.

Revised as requested

Statement of Changes in Stockholder’s Equity – 2005, page F-12

34.

Note G was added to the Notes discussing the AAA Distributions.  All of the 2005 AAA distributions were paid to William E. Snell (the 100% shareholder at that time). We have moved the AAA distributions from the “Operating Activities” section of the Cash Flow statement to the “Financing Activities” section.

Ms. Elaine Wolff

Re:  Wes Consulting, Inc.

May 3, 2007

Part II.  Information Not Required in Prospectus

Item 26.  Recent Sales of Unregistered Securities, page 36

35.

Revised as requested.

36.

Undertakings added as requested.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Wes Consulting, Inc. SB-2/A-1

2.

Exhibit 5.1: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.

Exhibit 23.1: Consent of Independent Auditor